SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Rice Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Daniel J. Rice IV

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Tel: (724) 746-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS Rice Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.0%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream Holdings LLC also owns all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 28,753,623 common units and 28,753,623 subordinated units outstanding as of December 22, 2014.

CUSIP No. 762819100	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Appalachia, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.0%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream Holdings LLC is the record holder of 3,623 common units and 28,753,623 subordinated units. Rice Energy Appalachia, LLC may also be deemed to be the indirect beneficial owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 28,753,623 common units and 28,753,623 subordinated units outstanding as of December 22, 2014.

CUSIP No. 762819100	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS Rice Energy Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,757,246 units*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,757,246 units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,757,246 units**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.0%**
14	TYPE OF REPORTING PERSON CO

*	Consists of 3,623 common units and 28,753,623 subordinated units representing limited partner interests in Rice Midstream Partners LP. Rice Midstream Holdings LLC is the record holder of 3,623 common units and 28,753,623 subordinated units. Rice Energy Inc. may also be deemed to be the indirect beneficial owner of all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP, which is incorporated herein by reference to Exhibit 3.1 to Rice Midstream Partners LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2014.
**	Based on a total of 28,753,623 common units and 28,753,623 subordinated units outstanding as of December 22, 2014.

Schedule 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Act, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is annexed hereto as Exhibit A.

Item 1. Security and Issuer

This Schedule 13D relates to the common units representing limited partner interests (the “common units”) and subordinated units representing limited partner interests (the “subordinated units”, and together with the common units, the “units”), of Rice Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by each of the following persons:

(i) Rice Midstream Holdings LLC, a Delaware limited liability company (“Rice Midstream Holdings”);

(ii) Rice Energy Appalachia, LLC, a Delaware limited liability company (“REA”);

(iii) Rice Energy Inc., a Delaware corporation (“Rice Energy” and together with Rice Midstream Holdings and REA, the “Reporting Persons”);

Rice Energy is a public company and owns 100% of the equity interests of REA. REA owns 100% of the equity interests of Rice Midstream Holdings. Rice Midstream Holdings also owns 100% of the equity interests of Rice Midstream Management LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”) and all of the incentive distribution rights in the Issuer (the “incentive distribution rights”).

Rice Midstream Holdings is a limited partner of the Issuer and the record holder of 3,623 common units and 28,753,623 subordinated units, representing a 50.0% limited partner interest.

(b) The address of the principal office of each of the Reporting Persons is 400 Woodcliff Drive, Canonsburg, Pennsylvania 15317.

(c) The name, residence or business address and present principal occupation or employment of each director and executive officer of each of the Reporting Persons are listed on Schedule I hereto.

(i) Rice Midstream Holdings’ principal business is to hold equity interests in certain subsidiaries that own certain gas gathering and water distribution assets as a wholly-owned subsidiary of REA, to hold common units and subordinated units, and to hold equity interests in the General Partner;

(ii) REA’s principal business is to engage in certain natural gas exploration and production activities as a wholly-owned subsidiary of Rice Energy and to hold equity interests in Rice Midstream Holdings;

(iii) Rice Energy’s principal business is natural gas exploration and production and to hold equity interests in its subsidiaries, including REA;

(d) During the last five years, none of the Reporting Persons nor any directors and executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I as a director or executive officer of Rice Midstream Holdings, REA or Rice Energy has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the consummation of the Issuer’s initial public offering (the “Offering”) on December 22, 2014, the Issuer entered into a Contribution Agreement by and among the Issuer, Rice Midstream Holdings, Rice Midstream OpCo LLC, a Delaware limited liability company (“Rice OpCo”) and the General Partner (the “Contribution Agreement”), whereby, concurrently with the closing of the Offering, Rice Midstream Holdings contributed a 100% limited liability interest in Rice Poseidon Midstream LLC, a Delaware limited liability company, which owns the Pennsylvania natural gas gathering assets of Rice Energy, to Rice OpCo in exchange for (i) the issuance by the Issuer of 3,623 common units and 28,753,623 subordinated units to Rice Midstream Holdings, (ii) the issuance to Rice Midstream Holdings of all of the incentive distribution rights under the Amended and Restated Partnership Agreement of the Issuer (the “Partnership Agreement”) and (iii) the payment of $413.9 million of the net proceeds of the Offering to Rice Energy.

Upon the termination of the subordination period as set forth in the Partnership Agreement, the subordinated units are convertible into common units on a one-for-one basis.

On December 22, 2014, certain Covered Persons acquired with personal funds, beneficial ownership of common units through the Issuer’s directed unit program at the initial public offering price of $16.50 per common unit, as noted on Schedule I attached hereto.

Item 4. Purpose of Transaction

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Issuer in connection with the initial public offering. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The subordinated units owned of record by Rice Midstream Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

The Issuer may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the General Partner and its affiliates pursuant to the Issuer’s 2014 Long-Term Incentive Plan adopted by the General Partner. The General Partnership may acquire common units to issue pursuant to the 2014 Long-Term Incentive Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by Rice Energy. Some of the executive officers and directors of Rice Energy, REA, Rice Midstream Holdings also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of the General Partner, Rice Energy has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to potentially appoint one or more additional independent directors.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that there are a total of 28,753,623 common units and 28,753,623 subordinated units of the Issuer, which are the number of common units and subordinated units of the Issuer outstanding following the Offering, based on the Issuer’s filing pursuant to Rule 424(b)(4) on December 18, 2014 with the SEC.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 3,623 common units and 28,753,623 subordinated units of the Issuer, which constitutes approximately 50.0% of the outstanding common units and subordinated units of the Issuer. The Reporting Person have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 3,623 common units and 28,753,623 subordinated units of the Issuer.

(c) Except as set forth in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

The Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Rice Midstream Holdings, as the organizational limited partner of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.1875 per common unit per quarter ($0.75 per common unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution,” and the Issuer’s ability to pay it is subject to various restrictions and other factors. The Issuer will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2014, based on the actual length of that period.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand. The Issuer refers to this amount as “available cash.” The Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.1875 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.1875; and

•	third, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.2156.

If cash distributions to the unitholders exceed $0.2156 per common unit and subordinated unit in any quarter, the unitholders and Rice Midstream Holdings, as holder of our incentive distribution rights, will receive increasing percentages, up to 50%, of the cash the Issuer distributes in excess of that amount.

Conversion of Subordinated Units

The principal difference between the common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordinated units will not accrue arrearages.

The subordination period will end on the first business day after the Issuer has earned and paid at least (1) $0.75 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2017 or (2) $1.125 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distributions on the incentive distribution rights for the four-quarter period immediately preceding that date, in each case provided there are no arrearages on the common units. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and thereafter no common units will be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. Because Rice Midstream Holdings owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The General Partner’s Limited Liability Company Agreement

Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), Rice Midstream Holdings has the right to elect the members of the board of directors of the General Partner.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 22, 2014 which is incorporated in its entirety in this Item 6. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on December 22, 2014, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

In connection with the registration rights agreement by and among the Issuer and Rice Midstream Holdings (the “Registration Rights Agreement”), dated December 22, 2014, the Issuer may be required to register the sale of the (i) common units issued to Rice Midstream Holdings pursuant to the Contribution Agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the Partnership Agreement (together, the “Registrable Securities”) it holds. Under the Registration Rights Agreement, Rice Midstream Holdings will have the right to request that the Issuer register the sale of Registrable Securities held by Rice Midstream Holdings, and Rice Midstream Holdings will have the right to require the Issuer to make available shelf registration statements permitting sales of Registrable Securities into the market from time to time over an extended period, subject to certain limitations. Pursuant to the Registration Rights Agreement and the Partnership Agreement, the Issuer may be required to undertake a future public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from Rice Midstream Holdings. In addition, the Registration Rights Agreement gives Rice Midstream Holdings “piggyback” registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. All of the Registrable Securities held by Rice Midstream Holdings and any permitted transferee will be entitled to these registration rights.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Issuer, the General Partner, Rice Energy, Rice Midstream Holdings and Barclays Capital Inc. and the other underwriters named therein, dated December 16, 2014, relating to the Offering (the “Underwriting Agreement”), Rice Midstream Holdings and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 22, 2014, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

Exhibit D	Contribution Agreement, dated as of December 22, 2014, by and among Rice Midstream Partners LP, Rice Midstream Holdings LLC, Rice Midstream OpCo LLC and Rice Midstream Management LLC. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

Exhibit E	Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

Exhibit F	Underwriting Agreement, dated as of December 16, 2014, by and among Rice Energy Inc., Rice Midstream Holdings LLC, Rice Midstream Management LLC and Rice Midstream Partners LP, and Barclays Capital Inc., as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2014

RICE ENERGY INC.

/s/ William E. Jordan
Name: William E. Jordan
Title: Vice President, General Counsel and Corporate Secretary

RICE ENERGY APPALACHIA, LLC

/s/ William E. Jordan
Name: William E. Jordan
Title: Vice President, General Counsel and Corporate Secretary

RICE MIDSTREAM HOLDINGS LLC

/s/ William E. Jordan
Name: William E. Jordan
Title: Vice President, General Counsel and Corporate Secretary

SCHEDULE I

The name and business address of each of the executive officers and directors of Rice Midstream Holdings LLC, Rice Energy Appalachia, LLC, and Rice Energy Inc. are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer, Rice Midstream Holdings, Rice Energy Appalachia, LLC or Rice Energy Inc.).

Officers of Rice Midstream Holdings LLC

Daniel J. Rice IV

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Chief Executive Officer of Rice Energy Inc. and Chief Executive Officer of Rice Midstream Management LLC

Citizenship: USA

Amount Beneficially Owned: 16,152 common units (1)

Toby Z. Rice

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: President and Chief Operating Officer of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 27,652 common units (2)

Derek A. Rice

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Vice President of Exploration & Geology of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 15,152 common units (3)

Grayson T. Lisenby

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Vice President and Chief Financial Officer of Rice Energy Inc. and Vice President and Chief Financial Officer of Rice Midstream Management LLC

Citizenship: USA

Amount Beneficially Owned: 21,652 common units (4)

James W. Rogers

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Vice President, Chief Accounting & Administrative Officer, Treasurer of Rice Energy Inc. and Vice President, Chief Accounting & Administrative Officer, Treasurer of Rice Midstream Management LLC

Citizenship: USA

Amount Beneficially Owned: 17,152 common units (5)

William E. Jordan

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Vice President, General Counsel and Corporate Secretary of Rice Energy Inc. and Vice President, General Counsel and Corporate Secretary of Rice Midstream Management LLC

Citizenship: USA

Amount Beneficially Owned: 26,743 common units (6)

Officers of Rice Energy Appalachia, LLC

Daniel J. Rice IV

(see above)

Toby Z. Rice

(see above)

Derek A. Rice

(see above)

Grayson T. Lisenby

(see above)

James W. Rogers

(see above)

William E. Jordan

(see above)

Officers of Rice Energy Inc.

Daniel J. Rice IV

(see above)

Toby Z. Rice

(see above)

Derek A. Rice

(see above)

Grayson T. Lisenby

(see above)

James W. Rogers

(see above)

William E. Jordan

(see above)

Directors of Rice Energy Inc.

Daniel J. Rice IV

(see above)

Toby Z. Rice

(see above)

Robert F. Vagt

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Midstream Management LLC and Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Daniel J. Rice III

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Midstream Management LLC and Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

Scott A. Gieselman

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 0 common units

James W. Christmas

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 19,546 common units (7)

Steven C. Dixon

c/o Rice Energy Inc.

400 Woodcliff Drive, Canonsburg, Pennsylvania 15317

Principal Occupation: Director of Rice Energy Inc.

Citizenship: USA

Amount Beneficially Owned: 1,000 common units (8)

(1)	On December 19, 2014, Daniel J. Rice IV was issued 15,152 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan. On December 22, 2014, Daniel J. Rice IV purchased 1,000 common units pursuant to the Issuer’s directed unit program.
(2)	On December 19, 2014, Toby Z. Rice was issued 15,152 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan. On December 22, 2014, Toby Z. Rice purchased 12,500 common units pursuant to the Issuer’s directed unit program.
(3)	On December 19, 2014, Derek A. Rice was issued 15,152 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan.
(4)	On December 19, 2014, Mr. Lisenby was issued 15,152 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan. On December 22, 2014, Mr. Lisenby purchased 6,500 common units, pursuant to the Issuer’s directed unit program.
(5)	On December 18, 2014, Mr. Rogers purchased 2,000 common units in the open market. On December 19, 2014, Mr. Rogers was issued 15,152 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan.
(6)	On December 19, 2014, Mr. Jordan was issued 24,243 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan. On December 22, 2014, Mr. Jordan purchased 2,500 common units pursuant to the Issuer’s directed unit program.
(7)	On December 19, 2014, Mr. Christmas was issued 5,546 phantom units pursuant to the Issuer’s 2014 Long-Term Incentive Plan. On December 22, 2014, Mr. Christmas purchased 15,000 common units pursuant to the Issuer’s directed unit program.
(8)	On December 22, 2014, Mr. Dixon purchased 1,000 common units pursuant to the Issuer’s directed unit program.

EXHIBIT A

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the common units and subordinated units of Rice Midstream Partners LP, a Delaware limited partnership (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the undersigned have executed this agreement as of December 23, 2014.

RICE ENERGY INC.

/s/ William E. Jordan
Name: William E. Jordan
Title: Vice President, General Counsel and Corporate Secretary

RICE ENERGY APPALACHIA, LLC

/s/ William E. Jordan
Name: William E. Jordan
Title: Vice President, General Counsel and Corporate Secretary

RICE MIDSTREAM HOLDINGS LLC

/s/ William E. Jordan
Name: William E. Jordan
Title: Vice President, General Counsel and Corporate Secretary

Index to Exhibits

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Amended and Restated Agreement of Limited Partnership of Rice Midstream Partners LP (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Rice Midstream Management LLC (incorporated by reference to Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).

Exhibit D	Contribution Agreement, dated as of December 22, 2014, by and among Rice Midstream Partners LP, Rice Midstream Holdings LLC, Rice Midstream OpCo LLC and Rice Midstream Management LLC. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

Exhibit E	Registration Rights Agreement, dated as of December 22, 2014, by and between Rice Midstream Holdings LLC and Rice Midstream Partners LP. (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014).

Exhibit F	Underwriting Agreement, dated as of December 16, 2014, by and among Rice Energy Inc., Rice Midstream Holdings LLC, Rice Midstream Management LLC and Rice Midstream Partners LP, and Barclays Capital Inc., as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-36789) filed with the Commission on December 22, 2014 and incorporated herein by reference).